Exhibit 11.1

Computation of Earnings per Share

March 31, 2006
Basic:

Net Income	$36,831

Average shares:
Common shares issued	93,769,177
Average shares outstanding	93,769,177

Net income per common share, basic	($0.00)

Diluted:

Net Income	$36,831

Average shares:
Common shares issued	102,285,677
Average shares outstanding	93,769,177

Net income per common share, basic	($0.00)